GLAS-AIRE INDUSTRIES GROUP LTD (GLAR)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G A

Under Securities Exchange Act of 1934

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Name of Issuer: GLAS-AIRE Industries Group LTD

Title or Class of Securities Common Stock $ .10 Par Value

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CUSIP: 590262101

1 NAME OF REPORTING PERSON(S)

RABIDEAU FAMILY TRUST

4 CITIZENSHIP:

ARIZONA (FT)

5 SOLE VOTING POWER

142,300 (1)

6 SHARED VOTING POWER

156,390 (1)

7 SOLE DISPOSITIVE POWER

142,300 (1)

8 SHARED DISPOSITIVE POWER

156,390 (1)

9 AGGREGATE AMOUNT BENEFICIALLY OWNED

142,300 (1)

11 PERCENT OF CLASS REPRESENTED BY LINE 9

11.7% (2)

12 TYPE OF REPORTING PERSON

TRUSTEE FOR FAMILY TRUST

1(a) NAME OF ISSUER

GLAS-AIRE INDUSTRIES GROUP LTD

2(b) ADDRESS OF ISSUER

3137 GRANDVIEW HIGHWAY

VANCOUVER BC CANADA

2(a) NAME OF PERSON FILING

DARRYL RABIDEAU TRUSTEE

2(b) ADDRESS OR PRINCIPAL OFFICE

8101 E KALIL DR.

SCOTTSDALE, AZ 85260

2 CITIZENSHIP

AN ARIZONA FAMILY TRUST

2(d) TITLE OF CLASS OF SECURITIES

COMMON STOCK

2(e) CUSIP NUMBER

590262101

3 THIS STATEMENT IS BEING FILED PURSUANT RULE 13d-1(c),

or 13d-2 (b) and one person filing is a family trust with an individual as

Trustee.

4 OWNERSHIP

4(a) AMOUNT BENEFICIALLY OWNED

142,300 (1)

4(b) PERCENT OF CLASS

11.7% (2)

4(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i)SOLE VOTING POWER TO VOTE OR DIRECT THE VOTE-

156,390 (1)

(ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

156,390 (1)

(iii) SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF-

142,300 (1)

(iiiv) SHARED POWER TO DISPOSE OR TO DIRECT DISPOSITION

OF- 156,390 (1)

NOTE (1) The Rabideau Family Trust is a revokable Trust managed by founder and Trustee- Darryl Rabideau for the primary purpose of providing education benefits to heirs. Investments are made and managed solely to benefit the Trust. The Trust as of filing date beneficially owns

142,300 shares (11.7%) and has legal assignment to direct vote or disposal of additional parties shares in the amount of 14, 090 totaling 156,390 or 12.9%

NOTE (2) Per Cent Ownership is based on common shares outstanding in GLAS-AIRE Industries Group LTD of 1.215 million shares.

5 OWNERSHIP OF FIVE PERCENT OR LESS IN A CLASS

N/A

6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF

OF ANOTHER PERSON (ENTITY):

All securities reported in this schedule are owned by

Rabideau Family Trust & Jack Vaughn (individual)

7 IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY

WHICH ACQUIRED THE SECURITIES BEING REPORTED ON

BY THE PARENT HOLDING COMPANY (TRUSTEE IN THIS

REPORT):

Company (Trust)

Trustee as indicated in this report

8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS

OF THE GROUP (TRUST):

Not applicable

9 NOTICE OF DISSOLUTION OF GROUP (TRUST)

Not applicable

10 CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the specific purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and shares were not specifically acquired in connection with or as a participant in any transaction having such purposes or effect except as public share holder voting may have an effect on the company.

After reasonable inquiry and to the best of my knowledge and belief, I certify that information set forth in this statement is true, complete and correct.

Thursday, December 6, 2001

Darryl E Rabideau

Trustee

Rabideau Family Trust